Exhibit 18

Consent of Devin Wade

I hereby consent to the use of my name and the references to the report titled “NI 43-101 Technical Report, New Afton Mine, British Columbia, Canada” with an effective date of December 31, 2024 and the information derived therefrom, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024 of New Gold Inc. (the “Company”) and (ii) the Registration Statement on Form F-10 on the Company (File No. 333-279369).

Signed this 24th day of February, 2025

Yours truly,

/s/ Devin Wade
Name:	Devin Wade
P.Geo.